SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9/A
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)
BRIGHAM EXPLORATION COMPANY
(Name of Subject Company)
BRIGHAM EXPLORATION COMPANY
(Names of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
109178103
(CUSIP Number of Class of Securities)
Kari A. Potts
General Counsel and Corporate Secretary
Brigham Exploration Company
6300 Bridge Point Parkway, Building 2, Suite 500
Austin, Texas 78730
(512) 427-3300
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)
With copies to:
Joe Dannenmaier
Amy Curtis
Kenn Webb
Thompson & Knight LLP
One Arts Plaza
1722 Routh Street, Suite 1500
Dallas, TX 75201-2533
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Brigham Exploration Company (“Brigham”), filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2011 and amended on November 1, 2011 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by an indirect, wholly owned subsidiary (“Purchaser”) of Statoil ASA (“Parent”) to purchase all of the shares of Brigham’s common stock, par value $0.01 per share (the “Shares”), that are issued and outstanding, at a price of $36.50 per Share, net to the stockholder in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2011 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”), which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Purchaser and Parent with the SEC on October 28, 2011. The Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9.
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as discussed below.

Item 7.	Purposes of the Transaction and Plans or Proposals
     Item 7 of the Schedule 14D-9 is hereby amended by inserting the following three paragraphs as the last three paragraphs:

     “On November 2, 2011, the Company’s Board of Directors authorized (a) a conditional partial redemption (the “2018 Note Redemption”) of the Company’s 8.750% Senior Notes due 2018, governed by an Indenture dated September 27, 2010, among the Company, the Guarantors named therein and Wells Fargo Bank, National Association, as Trustee (the “2018 Notes”), and (b) a conditional redemption (the “2019 Note Redemption”) of the Company’s 6-7/8% Senior Notes due 2019, governed by an Indenture, dated May 19, 2011, among the Company, the Guarantors named therein and Wells Fargo Bank, National Association, as Trustee (the “2019 Notes”).
     Pursuant to the 2018 Note Redemption, the Company will, subject to specified conditions, redeem $105 million in principal amount of the 2018 Notes, out of a total outstanding principal amount of $300 million, at a redemption price equal to 108.750% of principal. The 2018 Note Redemption is conditioned upon the consummation by the Company of an equity offering prior to the redemption in an amount sufficient to consummate the redemption, and such equity offering is conditioned upon (1) the occurrence of the Acceptance Time in connection with the Offer and (2) the approval of such equity offering by the Board after the Acceptance Time. In the event the equity offering does not occur within 60 days following November 3, 2011, the 2018 Note Redemption will not occur.
     Pursuant to the 2019 Note Redemption, the Company will, subject to specified conditions, redeem (a) $105 million in principal amount of the 2019 Notes (“Tranche A”), out of a total outstanding principal amount of $300 million, at a redemption price equal to 106.875% of principal, and (b) the remaining $195 million in principal amount of the 2019 Notes (“Tranche B”) at a redemption price equal to 110.0% of principal. The redemption of Tranche A is conditioned upon the consummation by the Company of an equity offering prior to the redemption in an amount sufficient to consummate the redemption, and such equity offering is conditioned upon (1) the occurrence of the Acceptance Time in connection with the Offer and (2) the approval of such equity offering by the Board after the Acceptance Time. In the event the equity offering does not occur within 60 days following November 3, 2011, the 2019 Note Redemption of Tranche A will not occur. The redemption of Tranche B is conditioned upon the consummation of the Merger. In the event the Merger does not occur within 60 days following November 3, 2011, the 2019 Note Redemption of Tranche B will not occur.”

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: November 4, 2011	BRIGHAM EXPLORATION COMPANY
	By:	/s/ Eugene B. Shepherd, Jr.
		Name:	Eugene B. Shepherd, Jr.
		Title:	Chief Financial Officer and Executive Vice President